WILMER CUTLER PICKERING
    HALE AND DORR LLP

60 STATE STREET BOSTON, MA 02109 +1 617 526 6000 +1 617 526 5000 fax wilmerhale.com

March 22, 2005

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:
Genaissance Pharmaceuticals, Inc.
Commission File No. 000-30981
Preliminary Proxy Materials

Dear Ladies and Gentlemen:

On behalf of Genaissance Pharmaceuticals, Inc. (the "Company"), transmitted herewith for filing pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, are preliminary copies of the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy relating to the Company's 2005 Annual Meeting of Stockholders to be held on May 10, 2005 (the "Annual Meeting"). The Company anticipates releasing its definitive proxy materials to stockholders on or about April 8, 2005.

Please call the undersigned at (617) 526-6671 if you have any questions or comments regarding this matter.

Very truly yours,

WILMER CUTLER PICKERING
HALE AND DORR LLP

By:	/s/ MICHAEL J. LACASCIA Michael J. LaCascia, Partner

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